Jan R. Hauser
Vice President and Controller
3135 Easton Turnpike Fairfield, CT 06828 USA
T +1 203 373 3234 F +1 203 373 3757
jan.hauser@ge.com

Via EDGAR

September 14, 2015

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed July 30, 2015
Form 8-K filed July 17, 2015
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated September 4, 2015, to Jeffrey S. Bornstein, Chief Financial Officer of General Electric Company ("GE" or the "Company") related to the above documents.

For ease of reference, we have repeated the Staff's comments in bold text preceding each response.

Form 10-K for the Fiscal Year ended December 31, 2014

Consolidated Results, page 28

Industrial Segment Equipment and Services Revenues, page 28

1.
We note your response to prior comment 5. In future filings, briefly summarize for investors how you define industrial service revenues and its components within your MD&A and how that differs from the amounts presented for GE revenues from sales of goods and sales of services and other income on the GE statements of earnings, or include a cross reference to a clear explanation provided in the glossary.  This comment also applies to your Form 10-Q for the period ended June 30, 2015.

(1)

Response:

We acknowledge the Staff's comment and confirm that in future filings we will either briefly summarize for investors how we define industrial service revenues and its components within our MD&A and how that differs from the amounts  presented for GE revenues from sales of goods and sales of services and other income on the GE statements of earnings, or include a cross reference to a clear explanation provided in the glossary.

Form 8-K filed July 17, 2015

Exhibit 99

Financial Measures that Supplement GAAP

2.
We note that the year-to-date non-GAAP measures GE Industrial Operating + Verticals Earnings and EPS presented on page 3 are not reconciled. In future earnings releases where you present these non-GAAP measures, please revise this section to also include reconciliations of the year-to-date measures to the most directly comparable GAAP financial measures, as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We acknowledge the Staff's comment and confirm that in future earnings releases, where we present quarterly and year-to-date non-GAAP measures of GE Industrial Operating & Verticals Earnings and EPS, we will also include reconciliations of the year-to-date measures to the most directly comparable GAAP financial measures, as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Form 10-Q for the Quarterly Period ended June 30, 2015

The GE Capital Exit Plan, page 7

3.
We note your responses to prior comments 9 and 10.  In future filings, please expand your discussion of the after-tax charges related to the GE Capital exit plan to clarify the amounts incurred to date and to identify the financial statement captions in which the amounts are presented.  In addition, revise your results of operations discussion to separately describe and quantify the charges.

Response:

We acknowledge the Staff's comment and confirm that in future filings, we will expand our discussion of the after-tax charges related to the GE Capital Exit Plan to clarify the amounts incurred to date and to identify the financial statement captions in which the amounts are presented. We will also revise our results of operations discussion to separately describe and quantify the charges.

(2)

Note 10. Income Taxes, page 80

4.
We note your response to prior comment 13. In future filings, please revise this note to clarify that the $3.6 billion of tax expense relates to $10 billion of foreign earnings that were considered indefinitely reinvested prior to the GE Capital Exit plan.

Response:

We acknowledge the Staff's comment and confirm that in future filings we will revise our Income Tax note to clarify the amount of tax expense and related amount of foreign earnings that were considered indefinitely reinvested prior to the GE Capital Exit Plan.

Should you have any questions regarding this matter, please don't hesitate to contact me at 203-373-3234.

GENERAL ELECTRIC COMPANY

/s/ Jan Hauser
Jan Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
J. S. Bornstein, Chief Financial Officer
C. A. Pereira, Chief Corporate, Securities and Finance Counsel; Chairman, Joint GE and
GECC Disclosure Committee
D. A. Warner, III, Chairman, Audit Committee
L. Bradley, Partner, KPMG LLP

(3)